Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2012		2011	2010		2009		2008
	(dollars in thousands)
Earnings:
Income (loss) from continuing operations before income taxes and adjustment for income (loss) from equity investees	$(383,826)		$443,905	$(110,047)		$(300,062)		$828,369
(Income) loss from equity investees	(1,497)		188	(10)		—		—
Income (loss) from continuing operations before income taxes but after adjustment for (income) loss from equity investees	(385,323)		444,093	(110,057)		(300,062)		828,369
Fixed charges	382,751		261,976	194,733		93,280		95,613
Distributed income of equity investees	1,265		900	854		—		—
Capitalized interest	(2,326)		(1,868)	(884)		(324)		(875)
Total earnings available for fixed charges	$(3,633)		$705,101	$84,646		$(207,106)		$923,107
Fixed charges:
Interest and debt expenses	$379,937		$259,725	$193,510		$92,701		$94,517
Capitalized interest	2,326		1,868	884		324		875
Interest portion of rental expense	488		383	339		255		221
Total fixed charges	$382,751		$261,976	$194,733		$93,280		$95,613

Ratio of earnings to fixed charges	—	(1)	2.69	—	(1)	—	(1)	9.65

(1)
Earnings for the year ended December 31, 2012, were insufficient to cover fixed charges by approximately $386 million, primarily due to noncash impairment charges of approximately $422 million associated with proved oil and natural gas properties related to a decline in commodity prices and noncash charges of approximately $278 million associated with changes in mark-to-market values related to oil and natural gas derivatives.  Earnings for the years ended December 31, 2010, and December 31, 2009, were insufficient to cover fixed charges by approximately $110 million and $300 million, respectively, primarily due to noncash charges of approximately $232 million and $591 million, respectively, associated with changes in mark-to-market values related to oil and natural gas derivatives.